

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 12, 2009

Via U.S. Mail and Facsimile (630-227-2029)

David P. Storch
Chairman and Chief Executive Officer
AAR Corp.
One AAR Place
1100 N. Wood Dale Road
Wood Dale, IL 60191

>   **Re: AAR Corp.**
>   **Form 10-K for the Fiscal Year Ended May 31, 2008**
>   **Filed July 11, 2008**
>   **File No. 1-06263**

Dear Mr. Storch:

We have limited our review of your filing to disclosure relating to your contacts with countries that have been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note from disclosure on page 66 that you conduct sales to unaffiliated customers in the Middle East. We also note from your website that one of your sales regions is Europe, the Middle East and Africa. Syria and Iran, located in the Middle East and Sudan, located in Africa, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated business contacts with Iran, Syria and Sudan, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect

arrangements. Your response should describe in reasonable detail any products, equipment, components, technology, or services you have provided into the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2. In this respect, we note a November 2006 article stating that you install temporary units that are used in refugee havens in Sudan. Please advise us which of your products are used in Sudan. Clarify whether you donate or sell the products. Please also tell us the nature of your supply arrangements or networks used in connection with the sale or donation of these units in Sudan and identify any strategic partners or customers that you use in connection with sales or donations to or in Sudan.

3. We note from July 2008 and June 2005 news articles that AAR International, Inc. signed a letter of intent with Gulf Maintenance Company, now known as Abu Dhabi Aircraft Technologies. Please tell us whether you are currently party to any agreement(s) with Abu Dhabi Aircraft Technologies.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   Please understand that we may have additional comments after we review your response to our comment. Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 if you have any questions about the comment or our review. You may also contact me at (202) 551-3470.

       Sincerely,

       Cecilia Blye, Chief
       Office of Global Security Risk

cc: Max Webb
   Assistant Director
   Division of Corporation Finance